FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16of
the Securities Exchange Act of 1934

For the Month of September 2003

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated September 9, 2003, announcing that Registrant has reached a milestone in its business in India, crossing the landmark of shipping over 20,000 Very Small Aperture Terminals (VSAT).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/YOAV LEIBOVITCH —————————————— Yoav Leibovitch Chief Financial Officer

Dated: September 10, 2003

Sep 09, 2003

Gilat reaches milestone of 20,000 VSATs shipped to India Announcement cooincides with visit of business delegation accompanying Israel’s Prime Minister onhistoric trip

New Delhi, September 9, 2003 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that it has reached a major milestone in its business in India, crossing the landmark of shipping over 20,000 Very Small Aperture Terminals (VSAT). The announcement coincides with the visit of an elite business delegation accompanying the Prime Minister of Israel, Ariel Sharon, on the first official visit of its kind to India, of an Israeli Prime Minister. Gilat’s President and CEO, Oren Most, is participating in the delegation that will be meeting with top Indian businesspeople, including the heads of the Indian telecommunications industry, in addition to the official political events surrounding the visit.

Gilat, which has shipped more than 400,000 VSATs to customers in 80 countries worldwide, has maintained an office in India through its subsidiary since 1999 and has witnessed rapid growth of its business in the past few years. The office, which was greatly expanded in 2001, not only serves the needs of its customers in India but also provides technical and training services for Gilat’s activities in nearby countries.

Gilat has deployed approximately 20 networks in India. The Company works locally with three major shared hub service providers: HCL Comnet Ltd., Comsat Max Ltd. & Bharti Broadband, which between them, have been involved in the deployment of a major portion of Gilat’s VSATs in India, for applications ranging from banks, stock exchange brokers, education applications and others. In addition, the company works with government agencies and other large organizations. Among the major networks in this area include a 3,000-site network for the National Stock Exchange (of India), the first electronic stock exchange to use VSAT as its primary communication medium in the world, and a 1,000-site rural telephony network for Tata Tele Services.

According to the prestigious Indian Voice and Data Magazine, Gilat provides a significant part of the Indian TDMA market and a large share of the satellite telephony business. The recently deployed VSAT-based rural telephony project for Tata Tele Services was the largest rural telephony network of its kind in India to date.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology — with more than 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com